SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc

Transaction in Own Shares

Prudential plc (the "Company") announces today it has purchased the following number of its ordinary shares of 5 pence each through Barclays Capital Securities Ltd (the "Bank") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's 2023 Annual General Meeting (the "Purchase"). The Purchase was effected in accordance with the non-discretionary agreement entered into with the Bank, as announced on 5 January 2024.

Date of purchase: 09 January 2024
Aggregate number of ordinary shares purchased: 330,000 (ISIN GB0007099541)
Lowest price paid per share: GBp 834.4000
Highest price paid per share: GBp 851.8000
Average price paid per share: GBp 842.5525

The Company intends to cancel the purchased shares. Following the above transaction, the Company will have 2,752,689,140 shares in issue.

Therefore, the total number of voting rights in the Company will be 2,752,689,140 and this figure may be used by shareholders as the denominator when determining whether they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

All shares were purchased from the Bank as an on-exchange transaction subject to the rules of the London Stock Exchange and the Hong Kong Code on Share Buy-backs.

Schedule of purchases:
Issuer name: Prudential plc
ISIN: GB0007099541
Intermediary name: Barclays Capital Securities Ltd
Intermediary Code: BARCGB91
Currency: GBP

Aggregated information

Venue	Volume-weighted average price	Aggregated volume	Lowest price per share	Highest price per share
Aquis Exchange	£8.4213	33,863	£8.3640	£8.4740
CBOE BXE	£8.4208	48,951	£8.3600	£8.5140
CBOE CXE	£8.4269	83,733	£8.3440	£8.5180
London Stock Exchange	£8.4325	95,614	£8.3700	£8.5180
Turquoise	£8.4195	67,839	£8.3440	£8.5080

Disaggregated information

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018), a full breakdown of the individual trades made by the Bank on behalf of the Company is available via the link below.

http://www.rns-pdf.londonstockexchange.com/rns/1570Z_1-2024-1-9.pdf

This announcement will also be available on Prudential's website at:

https://www.prudentialplc.com/investors

Additional information

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

Contact

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 9611 2981
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
Sophie Sophaon	+852 6286 0229	Darwin Lam	+852 2918 6348

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9 January 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary